Schedule B of FORM SBSE-A
Section II - Item 13A

Schedule B	Item 13A Record: 1	Data Point	Answer
	II.13A i	Firm or Organization Name	Microsoft Corporation
	II.13A i	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13A i	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	One Microsoft Way, Redmond, WA 98052-6399
	II.13A i	Effective Date	4/1/2021
	II.13A i	Termination Date	3/30/2024
	II.13A i	Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A)	Cloud and server environment
Schedule B	Item 13A Record: 2	Data Point	Answer
	II.13A ii	Firm or Organization Name	PageUp People Limited
	II.13A ii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13A ii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Level 10, 91 William St., Melbourne VIC 3000
	II.13A ii	Effective Date	1/1/2021
	II.13A ii	Termination Date	10/4/2023
	II.13A ii	Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A)	Storage of Employment Applications
Schedule B	Item 13A Record: 2	Data Point	Answer
	II.13A ii	Firm or Organization Name	British Telecommunications plc
	II.13A ii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13A ii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	1 Braham Street, London, UK E1 8EE
	II.13A ii	Effective Date	8/31/2023
	II.13A ii	Termination Date	
	II.13A ii	Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A)	Storage of Voice Recording Records

Schedule B of FORM SBSE-A
Section II - Item 13B

Schedule B	Item 13B Record: 1	Data Point	Answer
	II.13B i	Firm or Organization Name	J.P. MORGAN SECURITIES LLC
	II.13B i	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B i	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	383 MADISON AVENUE, NEW YORK NY 10179
	II.13B i	Effective Date	12/13/2012
	II.13B i	Termination Date	n/a
	II.13B i	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	clearing agent
Schedule B	Item 13B Record: 2	Data Point	Answer
	II.13B ii	Firm or Organization Name	Euroclear SA
	II.13B ii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B ii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Koning Albert ll-laan 1, B-1210 Sint-Joost-ten-Node, Belgium
	II.13B ii	Effective Date	2/1/2020
	II.13B ii	Termination Date	n/a
	II.13B ii	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	custodian
Schedule B	Item 13B Record: 3	Data Point	Answer
	II.13B iii	Firm or Organization Name	Euroclear Bank SA/NV
	II.13B iii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B iii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	1 Boulevard du Roi Albert II B-1210 Brussels, Belgium RPM Brussels 0429875591
	II.13B iii	Effective Date	3/21/2003
	II.13B iii	Termination Date	n/a
	II.13B iii	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	custodian
Schedule B	Item 13B Record: 4	Data Point	Answer
	II.13B iv	Firm or Organization Name	JPMorgan Bank Luxembourg SA
	II.13B iv	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B iv	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	6, Route de Treves, L-2633 Senningerberg, Grand Duchy of Luxembourg
	II.13B iv	Effective Date	11/12/2018
	II.13B iv	Termination Date	n/a
	II.13B iv	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	custodian
Schedule B	Item 13B Record: 5	Data Point	Answer
	II.13B v	Firm or Organization Name	JPMorgan Chase NA
	II.13B v	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B v	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	383 Madison Avenue, New York, NY 10179
	II.13B v	Effective Date	12/22/2020
	II.13B v	Termination Date	n/a
	II.13B v	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	custodian
Schedule B	Item 13B Record: 6	Data Point	Answer
	II.13B vi	Firm or Organization Name	BGC BROKERS LP - (BGCO)

	II.13B vi	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B vi	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	ONE CHURCHILL PLACE, CANARY WHARF, London, E14 5RD
	II.13B vi	Effective Date	5/26/2017
	II.13B vi	Termination Date	n/a
	II.13B vi	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 7	Data Point	Answer
	II.13B vii	Firm or Organization Name	ICAP Equities Asia Limited
	II.13B vii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B vii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Unit 2902-2909, 29/F the Centre 99 Queen's Road Central HK
	II.13B vii	Effective Date	3/27/2015
	II.13B vii	Termination Date	n/a
	II.13B vii	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 8	Data Point	Answer
	II.13B viii	Firm or Organization Name	TP ICAP MARKETS LIMITED (ICAPSECLO)
	II.13B viii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B viii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Level 2, 155 Bishopsgate, London, E2M 3TQ
	II.13B viii	Effective Date	1/11/2021
	II.13B viii	Termination Date	MM DD YYYY
	II.13B viii	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 9	Data Point	Answer
	II.13B ix	Firm or Organization Name	KEPLER CAPITAL MARKETS SA
	II.13B ix	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B ix	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Route de Crassier 11, 1262 Eysin, Switzerland
	II.13B ix	Effective Date	2/1/2015
	II.13B ix	Termination Date	n/a
	II.13B ix	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 10	Data Point	Answer
	II.13B x	Firm or Organization Name	KYTE BROKING LIMITED (KBLM)
	II.13B x	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B x	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Business Design Centre, 52 Upper Street, London Nt OQH
	II.13B x	Effective Date	11/2/2011
	II.13B x	Termination Date	n/a
	II.13B x	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 11	Data Point	Answer
	II.13B xi	Firm or Organization Name	LOUIS CAPITAL MARKETS UK LLP (LOUI)
	II.13B xi	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xi	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	4th Floor 130 Wood Street, London EC2V 6DL, UK

	II.13B xi	Effective Date	4/15/2014
	II.13B xi	Termination Date	n/a
	II.13B xi	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 12	Data Point	Answer
	II.13B xii	Firm or Organization Name	MARIANA CAPITAL MARKETS LLP
	II.13B xii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Spring Hill Farm, Keys Lane, Priors Marston, Warwickshire, CV47 7SA, UK
	II.13B xii	Effective Date	5/5/2014
	II.13B xii	Termination Date	n/a
	II.13B xii	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 13	Data Point	Answer
	II.13B xiii	Firm or Organization Name	MARIANA UFP LLP
	II.13B xiii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xiii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	100 Cannon Street, London, EC4N 6EU, UK
	II.13B xiii	Effective Date	1/11/2018
	II.13B xiii	Termination Date	n/a
	II.13B xiii	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 14	Data Point	Answer
	II.13B xiv	Firm or Organization Name	SQUARE GLOBAL MARKETS LLP
	II.13B xiv	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xiv	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	175 Piccadilly, London, W1J 9EN, UK
	II.13B xiv	Effective Date	11/20/2014
	II.13B xiv	Termination Date	n/a
	II.13B xiv	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 15	Data Point	Answer
	II.13B xv	Firm or Organization Name	SUNRISE BROKERS LLP
	II.13B xv	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xv	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	6th Floor, 20 Triton Street, NW1 3BF, UK
	II.13B xv	Effective Date	Sep-18
	II.13B xv	Termination Date	n/a
	II.13B xv	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 16	Data Point	Answer
	II.13B xvi	Firm or Organization Name	TFS Derivatives LTD
	II.13B xvi	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xvi	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	1st Floor, 15 St Botolph Street, London, EC3A 7QX, UK
	II.13B xvi	Effective Date	9/24/2007
	II.13B xvi	Termination Date	n/a

	II.13B xvi	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 17	Data Point	Answer
	II.13B xvii	Firm or Organization Name	Tullett Prebon (securities) Limited
	II.13B xvii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xvii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	135 Bishopgate, London, EC2M 3TP, UK
	II.13B xvii	Effective Date	3/24/2009
	II.13B xvii	Termination Date	n/a
	II.13B xvii	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 18	Data Point	Answer
	II.13B xviii	Firm or Organization Name	VANTAGE CAPITAL MARKETS HK
	II.13B xviii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xviii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	25/F 100 QRC, 100 Queen's Road Central, Central, Hong Kong
	II.13B xviii	Effective Date	1/7/2009
	II.13B xviii	Termination Date	n/a
	II.13B xviii	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 19	Data Point	Answer
	II.13B xix	Firm or Organization Name	Vantage Capital Markets London
	II.13B xix	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xix	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	2nd Floor, 70 St Mary Axe, London, EC3A 8BE, UK
	II.13B xix	Effective Date	unknown
	II.13B xix	Termination Date	n/a
	II.13B xix	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 20	Data Point	Answer
	II.13B xx	Firm or Organization Name	OTCEX HONG KONG LIMITED
	II.13B xx	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xx	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Unit 1-3, 31/F, Dah Sing Financial Centre, 248 Queen's Road East, Wan Chai, Hong Kong
	II.13B xx	Effective Date	1/27/2014
	II.13B xx	Termination Date	n/a
	II.13B xx	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 21	Data Point	Answer
	II.13B xx	Firm or Organization Name	HPC SA
	II.13B xx	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.13B xx	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	22 rue des Capucines, Paris, France 75002
	II.13B xx	Effective Date	11/26/2021
	II.13B xx	Termination Date	n/a
	II.13B xx	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker
Schedule B	Item 13B Record: 2	Data Point	Answer

Schedule B of FORM SBSE-A
Section II - Item 14

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
	II.14 i	Firm or Organization Name	Macquarie Group Limited
	II.14 i	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.14 i	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 i	Effective Date	11/13/2007
	II.14 i	Termination Date	n/a
	II.14 i	Briefly describe the nature of the control or agreement (ITEM 14)	Macquarie Group Limited owns 100% of Macquarie B.H. Pty Limited, which owns 100% of Macquarie Bank Limited.
Schedule B	**Item 14 Record: 2 Additional Response**	**Data Point**	**Answer**
	II.14 ii	Firm or Organization Name	Macquarie B.H. Pty Limited
	II.14 ii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.14 ii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 ii	Effective Date	11/19/2007
	II.14 ii	Termination Date	n/a
	II.14 ii	Briefly describe the nature of the control or agreement (ITEM 14)	Macquarie Group Limited owns 100% of Macquarie B.H. Pty Limited, which owns 100% of Macquarie Bank Limited.
Schedule B	**Item 14 Record: 3**	**Data Point**	**Answer**
	II.14 iii	Individual Name	Alexander, Harms, Harvey
	II.14 iii	CRD, NFA, and/or IARD Number (if any)	NFA ID 0511120
	II.14 iii	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 iii	Effective Date	1/1/2018
	II.14 iii	Termination Date	n/a
	II.14 iii	Briefly describe the nature of the control or agreement (ITEM 14)	Chief Financial Officer of Macquarie Bank Limited

Schedule B of FORM SBSE-A
Section II - Item 14

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
	II.14 iii	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Alex Harvey joined Macquarie in August 1998. He currently is the Chief Financial Officer of Macquarie Group and also the Executive Chairman of Macquarie Group in Asia. Before being appointed CFO in November 2017, Alex was the Global Head of the Principal Transaction Group in Macquarie Capital and a member of Macquarie Capitals Management Committee. Alex was the first Chief Executive Officer of Macquarie operations in Asia where he was responsible for a business with more than 3,400 staff across 14 locations. Alex has more than 20 years experience in the financial services industry across Australia, Asia, Europe and the United States. In August 2015, Alex was appointed Chairman of the Police Citizens Youth Clubs NSW Board. Alex is also a Board member of High Resolves. Alex holds a Master of Commerce, Bachelor of Economics from Sydney University and is a member of the Institute of Chartered Accountants.
Schedule B	**Item 14 Record: 4**	**Data Point**	**Answer**
	II.14 iii	Individual Name	Shemara Wikramanayake
	II.14 iii	CRD, NFA, and/or IARD Number (if any)	NFA ID 0460609
	II.14 iii	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 iii	Effective Date	8/1/2018
	II.14 iii	Termination Date	n/a
	II.14 iii	Briefly describe the nature of the control or agreement (ITEM 14)	Executive voting Director of Macquarie Bank Limited and Chief Executive Officer of Macquarie Group
	II.14 iii	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Shemara Wikramanayake has been Macquarie Group Managing Director and CEO since December 2018. Shemara joined Macquarie in 1987 in Macquarie Capital in Sydney. In her time at Macquarie, Shemara has worked in six countries and across several business lines, establishing and leading Macquarie's corporate advisory offices in New Zealand, Hong Kong and Malaysia, and the infrastructure funds management business in the US and Canada. Shemara has also served as Chair of the Macquarie Group Foundation. As Head of Macquarie Asset Management for 10 years before her appointment as CEO, Shemara led a team of 1,600 staff in 24 markets. Macquarie Asset Management grew to become a world-leading manager of infrastructure and real assets and a top 50 global public securities manager. In 2018, Shemara was appointed a Commissioner of the Global Commission on Adaptation, a World Bank-led initiative to accelerate climate adaptation action and create concrete solutions which enhance resilience.
Schedule B	**Item 14 Record: 5**	**Data Point**	**Answer**
	II.14 v	Individual Name	Jillian, Rosemary, Broadbent

Schedule B of FORM SBSE-A
Section II - Item 14

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
	II.14 v	CRD, NFA, and/or IARD Number (if any)	NFA ID 0518914
	II.14 v	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 v	Effective Date	11 05 2018
	II.14 v	Termination Date	n/a
	II.14 v	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
		For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Jillian Broadbent has extensive investment banking industry knowledge and markets expertise, including a deep knowledge of risk management and regulation in these areas. She also has considerable executive management and listed company board experience. Ms Broadbent spent 22 years at Bankers Trust Australia until 1998, initially as an economic strategist and then as executive director responsible for risk management and derivatives in foreign exchange, interest rates and commodities.

Ms Broadbent was also a Member of the Reserve Bank of Australia Board between 1998 and 2013 and has previously served as Chair of the Board of Clean Energy Finance Corporation (CEFC), and as a director of ASX Limited, SBS, Coca Cola Amatil Limited, Woodside Petroleum Limited, Qantas Airways Limited, Westfield Management Limited and Woolworths Group Limited. |
| | II.14 v | | |

Schedule B	Item 14 Record: 6 Additional Response	Data Point	Answer
	II.14 vi	Individual Name	Philip, Matthew, Coffey
	II.14 vi	CRD, NFA, and/or IARD Number (if any)	NFA ID 451249
	II.14 vi	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 vi	Effective Date	08 28 2018
	II.14 vi	Termination Date	n/a
	II.14 vi	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
		For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Phil Coffey served as the Deputy Chief Executive Officer (CEO) of Westpac Banking Corporation, from April 2014 until his retirement in May 2017. As the Deputy CEO, Mr Coffey had the responsibility of overseeing and supporting relationships with key stakeholders of Westpac including industry groups, regulators, customers and government. He was also responsible for the Group's Mergers & Acquisitions function. Prior to this role, Mr Coffey held a number of executive positions at Westpac beginning in December 2005, including Chief Financial Officer and Group Executive, Westpac Institutional Bank.

He has successfully led operations based in Australia, New Zealand, the United States, the United Kingdom and Asia and has extensive experience in financial markets, funds management, balance sheet management and risk management. He began his career at the Reserve Bank of Australia and has also held executive positions at the AIDC Limited and Citigroup. |
| | II.14 vi | | |

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
Schedule B	Item 14 Record: 7 Additional Response	Data Point	Answer
	II.14 vii	Individual Name	Michael, John, Coleman
	II.14 vii	CRD, NFA, and/or IARD Number (if any)	NFA ID 454205
	II.14 vii	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 vii	Effective Date	11 09 2012
	II.14 vii	Termination Date	
	II.14 vii	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 vii	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	After a career as a senior audit partner with KPMG for 30 years, Michael Coleman has been a professional Non-Executive Director since 2011. He has significant experience in risk management, financial and regulatory reporting and corporate governance. Mr Coleman has been the Chairman of Bingo Industries Limited and ING Management Limited, a member of the Audit Committee of the Reserve Bank of Australia and a member of the Financial Reporting Council, including terms as Chairman and Deputy Chairman. During his time with KPMG, Mr Coleman was a financial services specialist, providing audit and advisory services to large banks, investment banks and fund managers. He was KPMG's inaugural National Managing Partner Assurance and Advisory from 1998 to 2002, National Managing Partner for Risk and Regulation from 2002 to 2010, and Regional Leader for Asia Pacific Quality and Risk Management from 2002 to 2011.
Schedule B	Item 14 Record: 8 Additional Response	Data Point	Answer
	II.14 viii	Individual Name	Rebecca, Joy, McGrath
	II.14 viii	CRD, NFA, and/or IARD Number (if any)	NFA ID 0536543
	II.14 viii	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 viii	Effective Date	01 20 2021
	II.14 viii	Termination Date	n/a
	II.14 viii	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR

Schedule B of FORM SBSE-A
Section II - Item 14

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
	II.14 viii	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Rebecca McGrath is an experienced professional company director and Chairman, with substantial international business experience. She spent 25 years at BP plc. from January 1989 through January 2011 where she held various executive positions, including Chief Financial Officer Australasia and served as a member of BP's Executive Management Board for Australia and New Zealand. Ms McGrath has served as a director of CSR Limited, Big Sky Credit Union and Incitec Pivot Ltd, and as Chairman of Kilfinan Australia. She is a former member of the JP Morgan Advisory Council. She has attended executive management programmes at Harvard Business School, Cambridge University and MIT in Boston.

Schedule B	Item 14 Record: 9 Additional Response	Data Point	Answer
	II.14 ix	Individual Name	Michael, Roche
	II.14 ix	CRD, NFA, and/or IARD Number (if any)	NFA ID 0536581
	II.14 ix	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 ix	Effective Date	01 20 2021
	II.14 ix	Termination Date	n/a
	II.14 ix	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 ix	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Mike Roche has over 40 years' experience in the finance sector as a highly skilled and experienced provider of strategic, financial, mergers and acquisitions, and capital advice to major corporate, private equity and government clients. He held senior positions with AXA Australia as a qualified actuary and Capel Court/ANZ Capel Court. Mr Roche spent from January 1993 to January 2016 at Deutsche Bank and was Head of Mergers and Acquisitions (Australia and New Zealand) for 10 years where he advised on major takeovers, acquisitions, privatisations, and divestments. He stepped down as Deutsche Bank's Chairman of Mergers and Acquisitions (Australia and New Zealand) in 2016. He was a member of the Takeovers Panel for two terms from 2008 to 2014.

Schedule B	Item 14 Record: 10 Additional Response	Data Point	Answer
	II.14 x	Individual Name	Nicole, Gai, Sorbara
	II.14 x	CRD, NFA, and/or IARD Number (if any)	NFA ID 0511090
	II.14 x	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 x	Effective Date	01 01 2013
	II.14 x	Termination Date	n/a
	II.14 x	Briefly describe the nature of the control or agreement (ITEM 14)	Global Chief Operating Officer of Macquarie Bank Limited

Schedule B of FORM SBSE-A
Section II - Item 14

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
	II.14 x	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Nicole Sorbara is a Chartered Accountant and has more than 25 years' experience in accounting and financial services. She joined Macquarie in 1996. Nicole is Group Head of Corporate Operations Group (COG) and Global Chief Operating Officer (COO) and has been on the Macquarie Group Executive Committee since 1 January 2013. She leads a global team of 4,000 people across 22 countries covering Digital Transformation & Data, Technology, Market Operations, Human Resources, Business Services, Business Improvement & Strategy, and Macquarie Group Foundation.

Schedule B	Item 14 Record: 11 Additional Response	Data Point	Answer
	II.14 xi	Individual Name	Glenn, Robert, Stevens
	II.14 xi	CRD, NFA, and/or IARD Number (if any)	NFA ID 0510224
	II.14 xi	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xi	Effective Date	11 01 2017
	II.14 xi	Termination Date	n/a
	II.14 xi	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 xi	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Glenn Stevens worked at the highest levels of the Reserve Bank of Australia (RBA) for 20 years, including holding the roles of Head of the Economic Analysis Department and Head of the International Department. As well as developing Australia's successful inflation targeting framework for monetary policy, he played a significant role in central banking internationally. Most recently, he was Governor of the Reserve Bank of Australia between 2006 and 2016.

Mr Stevens has also made key contributions to a number of Australian and international boards and committees, including as chair of the Australian Council of Financial Regulators between 2006 and 2016, as a member of the Financial Stability Board and on a range of G20 committees. |

Schedule B	Item 14 Record: 14 Additional Response	Data Point	Answer
	II.14 xiv	Individual Name	Stuart Green
	II.14 xiv	CRD, NFA, and/or IARD Number (if any)	NFA ID 0541286
	II.14 xiv	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xiv	Effective Date	07 01 2021
	II.14 xiv	Termination Date	n/a
	II.14 xiv	Briefly describe the nature of the control or agreement (ITEM 14)	CHIEF EXECUTIIVE OFFICER OF MACQUARIE BANK LIMITED

Schedule B of FORM SBSE-A
Section II - Item 14

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
	II.14 xiv	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Stuart joined Macquarie Group in 2001 and was appointed Group Treasurer in August 2013, a role he held until July 2021 when he was appointed the Chief Executive Officer of Macquarie Bank Limited. On joining Macquarie, Stuart worked in the Corporate & Asset Finance group, responsible for originating asset financing transactions for Macquarie. In 2002, Stuart assumed responsibility for investor relations for Macquarie's listed airport fund, Macquarie Airports, before moving to become Global Head of Investor Relations for Macquarie's portfolio of listed funds. In 2008 he was appointed Macquarie Group's Head of Corporate Communications and Investor Relations, responsible for managing the Group's relationships with investors and analysts, government and media.

Schedule B	Item 14 Record: 14 Additional Response	Data Point	Answer
	II.14 xv	Individual Name	Michelle Hinchliffe
	II.14 xv	CRD, NFA, and/or IARD Number (if any)	NFA ID 0547381
	II.14 xv	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xv	Effective Date	2/28/2022
	II.14 xv	Termination Date	n/a
	II.14 xv	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR
	II.14 xv	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Michelle Hinchliffe has more than 35 years' professional experience within the financial services sector in the United Kingdom and Australia, with extensive experience in leading large global teams in the provision of external audit, internal audit and advisory services to clients across financial services. Michelle was Chair of Audit, KPMG UK from May 2019 to September 2021, a board member of KPMG UK from May 2019 to February 2022, and Head of Audit, KPMG UK from September 2017 to April 2019. Prior to this she was Global Lead Audit Partner for a global banking institution, and the Head of Financial Services for KPMG Australia, where she was also a member of the board.

Schedule B	Item 14 Record: 14 Additional Response	Data Point	Answer
	II.14 xv	Individual Name	Ian Saines
	II.14 xv	CRD, NFA, and/or IARD Number (if any)	NFA ID 0549404
	II.14 xv	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xv	Effective Date	6/1/2022
	II.14 xv	Termination Date	
	II.14 xv	Briefly describe the nature of the control or agreement (ITEM 14)	INDEPENDENT VOTING DIRECTOR

Schedule B of FORM SBSE-A
Section II - Item 14

Schedule B	Item 14 Record: 1 Additional Response	Data Point	Answer
	II.14 xv	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Ian Saines is an experienced leader in commercial and investment banking and asset management, having held senior roles at Commonwealth Bank of Australia, Challenger, Zurich Financial Services and Bankers Trust Australia. He began his career at the Reserve Bank of Australia and has a strong background in financial markets and highly regulated environments combined with audit, risk and investment committee experience. Mr Saines was formerly a director of Father Chris Riley's Youth off the Streets, a not for profit organisation providing support to chronically homeless and abused youth in our society and a director of the Australian Financial Markets Association (AFMA) from 2008 until 2013.

Schedule B	Item 14 Record: 14 Additional Response	Data Point	Answer
	II.14 xv	Individual Name	Susan Lloyd-Hurwitz
	II.14 xv	CRD, NFA, and/or IARD Number (if any)	NFA ID: 0557810
	II.14 xv	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xv	Effective Date	7/27/2023
	II.14 xv	Termination Date	n/a
	II.14 xv	Briefly describe the nature of the control or agreement (ITEM 14)	Non-Executive Director
	II.14 xv	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Susan Lloyd-Hurwitz has significant expertise in the global investment and real estate sectors. She served as the CEO of Mirvac for more than a decade and prior to that was the Managing Director of Europe for LaSalle Investment Management. Susan was the National President for the Property Council of Australia, a director of the Business Council of Australia, and Chair of the Green Building Council of Australia.

Schedule B	Item 14 Record: 14 Additional Response	Data Point	Answer
	II.14 xv	Individual Name	David Whiteing
	II.14 xv	CRD, NFA, and/or IARD Number (if any)	NFA ID: 0559152
	II.14 xv	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.14 xv	Effective Date	9/27/2023
	II.14 xv	Termination Date	n/a
	II.14 xv	Briefly describe the nature of the control or agreement (ITEM 14)	Non-Executive Director
	II.14 xv	For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).	Mr Whiteing has over 30 years of experience leading business and technology strategies across multiple sectors through periods of significant change. He has worked globally, including four years as Global Chief Operating Officer for Standard Chartered based in Singapore, various senior consulting roles in London and five years as a Group Executive at the Commonwealth Bank of Australia.

Schedule B of FORM SBSE-A
Section II - Item 13B

II.13B xx	Firm or Organization Name	Helix Securities LLP	
II.13B xx	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)		
II.13B xx	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	22 Manchester Square, London, W1U 3PT	
II.13B xx	Effective Date		12/9/2022
II.13B xx	Termination Date	n/a	
II.13B xx	Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B)	Inter-dealer execution broker	

Schedule B of FORM SBSE-A
Section II - Item 15

Schedule B	Item 15 Record: 1 Additional Response	Data Point	Answer
	II.15 i	Firm or Organization Name	Macquarie Group Limited
	II.15 i	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.15 i	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.15 i	Effective Date	11/13/2007
	II.15 i	Termination Date	n/a
	II.15 i	Briefly describe the method and amount of financing (ITEM 15)	Macquarie Bank Limited ("MBL") has access to additional funding through customer deposits, wholesale issued paper, and other equity, debt and hybrid funding sources. MBL also accesses the Australian capital markets through the issuance of Negotiable Certificates of Deposit and, as an authorized deposit-taking institution, has access to liquidity from the Reserve Bank of Australia's daily market operations.
Schedule B	Item 15 Record: 1 Additional Response	Data Point	Answer
	II.15 ii	Firm or Organization Name	Macquarie B.H. Pty. Ltd.
	II.15 ii	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
	II.15 ii	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Level 6, 50 Martin Place, Sydney, Australia, 2000
	II.15 ii	Effective Date	11/13/2007
	II.15 ii	Termination Date	n/a
	II.15 ii	Briefly describe the method and amount of financing (ITEM 15)	Macquarie Bank Limited ("MBL") has access to additional funding through customer deposits, wholesale issued paper, and other equity, debt and hybrid funding sources. MBL also accesses the Australian capital markets through the issuance of Negotiable Certificates of Deposit and, as an authorized deposit-taking institution, has access to liquidity from the Reserve Bank of Australia's daily market operations.